

Mail Stop 4561

January 31, 2017

Pierre Nanterme
Chief Executive Officer and Director
Accenture plc and Accenture Holdings plc
1 Grand Canal Square,
Grand Canal Harbour,
Dublin 2, Ireland

> **Re: Accenture plc and Accenture Holdings plc**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Form 10-Q for the Quarterly Period Ended November 30, 2016**
> **File No. 001-34448 and 000-55501**

Dear Mr. Nanterme:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended November 30, 2016 - Accenture plc and Accenture Holdings plc

Notes to Consolidated Financial Statements (Unaudited)

10. COMMITMENTS AND CONTINGENCIES, page 15 (Accenture plc) and 9. COMMITMENTS AND CONTINGENCIES, page 14 (Accenture Holdings plc)

1. You disclose that the Swiss Federal Tax Administration has opened an investigation which could result in material tax, interest, and penalty charges if the authorities prevail. Please tell us what consideration was given in expanding your disclosure to clarify whether you have assessed the likelihood of the material loss as remote, reasonably possible, or probable. If there is at least a reasonable possibility that a loss, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing

quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. We refer you to FASB ASC 450-20-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services